Issuer Free Writing Prospectus dated February 4, 2014

Filed pursuant to Rule 433

Relating to Preliminary Prospectus dated January 28, 2014

Registration Statement No. 333-192984

EAGLE PHARMACEUTICALS, INC.

This free writing prospectus relates only to the initial public offering of Eagle Pharmaceuticals, Inc. and should be read together with the preliminary prospectus dated January 28, 2014 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-192984). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/827871/000104746914000384/a2218067zs-1a.htm.  On February 4, 2014, Eagle Pharmaceuticals filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”), to which this communication is related and which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/827871/000104746914000584/a2218155zs-1a.htm.

This free writing prospectus supplements and updates and, to the extent inconsistent therewith or prepared based on assumptions that are inconsistent with the information below, supersedes the information contained in the Preliminary Prospectus.  All references to captions correspond to the Preliminary Prospectus unless otherwise specified.  As used in this free writing prospectus, unless otherwise noted, “we,” “us,” “our” and the “Company” refer to Eagle Pharmaceuticals, Inc.

MANAGEMENT’S DISCUSSION AND ANALYIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is updating the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Operations Overview — Results of Operations —  Comparison of Three Months Ended December 31, 2013 and 2012 — Cost of Revenue” section to provide additional disclosure on the increase in cost of revenue for the three months ended December 31, 2013.  This “Cost of Revenue” section starting on page 63 is revised as follows:

Cost  of Revenue

	Three Months Ended
	December 31,		Increase/
	2013	2012	(Decrease)
Cost of revenue	$4,624,193	$211,156	$4,413,037

Cost of net revenues increased $4.4 million in the three months ended December 31, 2013 to $4.6 million as compared to $0.2 million in the three months ended December 31, 2012 as a result of the increased product sales of EP-1101 (argatroban) and royalty expense associated with our commercial and development partners.  Of the $4.4 million increase in cost of revenues related to argatroban, approximately $2.4 million was attributable to increased product sales and approximately $2.0 million was attributable to royalty expense.  Of the $2.0 million attributable to royalty expense, approximately $1.2 million was related to payables to SciDose and $0.8 million was related to payables to The Medicines Company under our agreements with those parties.

With respect to product sales, we experienced increased demand for the amount of product from our marketing partners in the quarter ended December 31, 2013 which resulted in an increase in the cost of revenue during that quarter.  The volume of product delivered in the quarter ended December 31, 2013 increased by approximately 40% from the quarter ended September 30, 2013.

The significant increase in cost of revenue relating to royalty expense during the quarter ended December 31, 2013 is primarily attributable to the increased royalty expense related to our revenue sharing arrangement with SciDose.  Under the terms of our agreement with SciDose, we retain all revenue from the sale of a product commercialized under a 505(b)(2) application until we have recouped our expenses related to the development of that product.  Once our expenses are recouped, we are required to split equally with SciDose the net proceeds from royalty income we receive from the sale of such product.  For additional information regarding this arrangement, see “Business — License Agreements — Development and License Agreement with SciDose (argatroban and bivalirudin).”

During the quarter ended September 30, 2013, we recouped all of our expenses related to the development of argatroban and cumulative revenue exceeded the recouped expenses.  As a result, we recognized approximately $0.5 million of royalty expense during that quarter.  By comparison, in the quarter ended December 31, 2013, during which all revenues were subject to the revenue sharing arrangement with SciDose, we had approximately $1.2 million of royalty expense.

We would expect that our cost of revenues as a percentage of revenues will remain consistent with the quarter ended December 31, 2013.

The Company is also updating the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Operating Activities” section to provide additional disclosure on our accounts receivables, including the payment terms and expected effect on our liquidity.  This “Operating Activities” section starting on page 68 is revised to delete the last four sentences of the first paragraph and add in place of such text the following paragraphs:

The total amount of accounts receivable at December 31, 2013 was approximately $6.5 million, which included approximately $1.5 million of product sales and approximately $5.0 million of royalty income, all with payment terms of 45 days.  For royalty income, the 45-day period starts at the end of the quarter upon receipt of the royalty statement detailing the amount of sales in the prior completed quarter; and for product sales the period starts upon delivery of product.

At December 31, 2013, our cumulative receivables related to royalty income consist of approximately $3.3 million in receivables from The Medicines Company and $1.7 million in receivables from Sandoz.

Based on our agreement with The Medicines Company, our cumulative receivables related to that agreement will continue to aggregate in future periods.  Our agreement with The Medicines Company does not contemplate the ability for the parties to net settle amounts receivable or payable.  Notwithstanding this, the Company has periodically collected from The Medicines Company amounts that would be equal to the net amount of receivables due from The Medicines Company, but, because it is unclear whether such cash receipt is intended to be settlement of the net receivable or only a partial payment towards the gross receivable, the Company has presented these receivables and payables in gross amounts on its financial statements.  As a result, the cumulative receivable from The Medicines Company, as reduced by the cash received from The Medicines Company, aggregates from period-to-period and has never been fully offset by those actual cash payments.   At December 31, 2013, we recorded a receivable from Sandoz of approximately $1.7 million and a payable to The Medicines Company of $0.9 million (based upon a 50% revenue split on Sandoz sales).  At the same time, we recorded a receivable from The Medicines

Company of approximately $1.6 million based on royalties owed to us by The Medicines Company.  The net receivable from The Medicines Company for the quarter ended December 31, 2013 therefore would have been $0.7 million. The additional receivable of $1.7 million owing to us from The Medicines Company as of December 31, 2013 therefore represents the unpaid gross receivables from prior periods described above.

We believe that our accounts receivable as of December 31, 2013, after taking into account netting of receivables and payables related to The Medicines Company, are reasonably collectible, and given the payment terms, will be collected in the ordinary course  in the second fiscal quarter, and thus would not have a material effect on our liquidity.

* * * * * * * * *

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/827871/000104746914000384/a2218067zs-1a.htm.  Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  On February 4, 2014, the issuer filed Amendment No. 4, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/827871/000104746914000584/a2218155zs-1a.htm.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the Preliminary Prospectus if you request it from: Piper Jaffray & Co., 800 Nicollet Mall, Suite 1000, Minneapolis, MN 55402, or by telephone at (800) 747-3924, or by email at prospectus@pjc.com, or William Blair & Company, L.L.C., 222 W. Adams St., Chicago, IL 60606, or by email at prospectus@williamblair.com or by telephone at (800) 621-0687.